

18001674

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44131

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2017__ AND ENDING __December 31, 2017__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __Grodsky Associates, Inc__

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__29 Longview St.__
(No. and Street)

__West Orange__   __NJ__   __07052__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Sheldon Grodsky__   __973 - 243 - 0300__
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Michael Coglianese CPA, PC__
(Name – if individual, state last, first, middle name)

__125 E. Lake Street, Suite 303,__   __Bloomingdale__   __IL__   __60108__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Sheldon Grodsky_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Grodsky Associates, Inc._ , as of _December 31_ , 20 _17_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA JAIPAL
Notary Public
State of New Jersey
My Commission Expires April 13, 2022

Signature

President

Title

Notary Public 2/26/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grodsky Associates, Inc.
Audited Financial Statements and Supplemental Information
As of December 31, 2017

Table of Contents

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Grodsky Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grodsky Associates, Inc. as of December 31, 2017, the related statements of operations, changes in shareholder equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grodsky Associates, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Grodsky Associates, Inc.'s management. Our responsibility is to express an opinion on Grodsky Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Grodsky Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Grodsky Associates, Inc.'s financial statements. The supplemental information is the responsibility of Grodsky Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Grodsky Associates, Inc.'s auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 20, 2018

Grodsky Associates, Inc.
Statement of Financial Condition
As of December 31, 2017

ASSETS

Current assets:	
Cash	$13,526
Receivable from clearing broker	54,329
Accounts receivable	7,938
Prepaid expense	384
Total Current Assets	$76,177
Total Assets	$76,177

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$9,855
Total Current Liabilities	$9,855
Shareholder's Equity:	
Common stock, 2,500 shares authorized at stated value $1 par,	
1,290 issued and outstanding	$1,290
Additional paid in capital	50,710
Retained earnings	14,322
Total Shareholder's Equity	66,322
Total Liabilities & Shareholder's Equity	$76,177

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2017

Commissions & other revenues	$130,364
Clearing expenses	(25,053)
Gross margin	$105,311
General and administrative expenses:	
Salaries expense	$61,507
General administration	43,055
Total general and administrative expenses	104,562
Income from operations	$749
Other income:	
Interest income	476
Net income before income tax provision	$1,225
(Provision) benefit for income taxes	(765)
Net income	$460

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Operating activities:	
Net income	$460
Changes in other operating assets and liabilities:	
Receivable from clearing broker	(582)
Accounts receivable	(7,938)
Prepaid expense	(384)
Accounts payable & accrued expenses	7,534
Net cash used by operations	($910)
Net decrease in cash during the fiscal year	($910)
Cash at December 31, 2016	14,436
Cash at December 31, 2017	$13,526
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$5
Income taxes paid during the fiscal year	$765

Please see the notes to the financial statements.

4

Grodsky Associates, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2016	$1,290	$50,710	$13,862	$65,862
Net income for the fiscal year			460	460
Balance at December 31, 2017	$1,290	$50,710	$14,322	$66,322

Please see the notes to the financial statements.

5

Grodsky Associates, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization

Grodsky Associates, Inc. (the Company) is a privately held corporation formed in New Jersey in 1991 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2017, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2014 to 2017 are subject to IRS audit.

Recently Issued Accounting Pronouncements- In February 2016, the FASB issued ASU No. 2016-02 which supersedes ASC 840, *Accounting for Leases*. The new guidance requires the recognition of lease assets and lease liabilities for operating leases with lease terms of more than twelve months. Presentation of leases within the statement of operations and statement of cash flows will be generally consistent with current lease accounting guidance. The amended ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. We plan to adopt the amended ASU in the first quarter of fiscal year 2019 and do not expect the accounting change to have a material effect on our financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, receivable from clearing broker, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2017 because of their short term nature.

4. Commitments and Contingencies

The Company is not committed to a non-cancelable lease for office space and rents an office in West Orange, New Jersey on a "month to month" basis. See Note 6.

5. Income Tax

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes		$1,225
Current tax expense:		
Federal:		
	Less state income tax	(750)
	Federal taxable base	$475
	Federal tax	15
	State - statutory minimum based on gross receipts	750
Total provision for income tax		$765

6. Related Party Transaction

The Company pays the president and sole shareholder $500 per month for use of its office space. Rent expense for 2017 was $6,000.

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2017 through the date of this report is available to be issued and found no material subsequent events reportable during this period.

Schedule I
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:

Shareholder's equity	$66,322

DEBITS:
Nonallowable assets:

Non-current receivable	(100)
Prepaid expense	(384)
NET CAPITAL	$65,838
Haircuts	0
ADJUSTED NET CAPITAL	$65,838

Minimum requirements of 6-2/3% of aggregate indebtedness

or $25,000, whichever is greater.	25,000
EXCESS NET CAPITAL	$40,838

AGGREGATE INDEBTEDNESS:	$9,855
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	14.97%

Excess net capital as reported in Company's unaudited FOCUS at December 31, 2017	$33,333
Record additional payable	(145)
Reclass account receivable received in January 2018	7,650
Excess net capital per audit	$40,838

Refer to Registered Independent Public Accounting Firm Report



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Grodsky Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Grodsky Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under Grodsky Associates, Inc. claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Grodsky Associates, Inc. stated that Grodsky Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Grodsky Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grodsky Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 20, 2018

10

Grodsky Associates, Inc.
29 Longview Street
West Orange, NJ   07052

December 31, 2017

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Grodsky Associates, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Grodsky Associates, Inc. states the following:

Grodsky Associates, Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Grodsky Associates, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

Sheldon Grodsky

_____
Sheldon Grodsky
President